UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EMERGE ENERGY SERVICES LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

None - Applied for

(CUSIP Number)

Timothy Donnelly

HPS Investment Partners, LLC

40 West 57th Street, 33rd Floor

New York, New York 10019

Telephone: 212-287-6767

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1	Names of Reporting Persons HPS Investment Partners, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)

	8	Shared Voting Power 69,176,585 (1) (see item 5)

	9	Sole Dispositive Power 0 (see item 5)

	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,176,585 (1) (see item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.8% (1) (2) (see item 5)

14	Type of Reporting Person IA

(1)

Represents (a) 45,857,098 common units representing limited partnership interests (“Common Units”) held by EES Offshore II, LLC (“EES Offshore”), (b) 19,795,463 Common Units held by Mezzanine Partners III, L.P. (“Mezzanine Partners”) and (c) 3,524,024 Common Units held by AP Mezzanine Partners III, L.P. (“AP Mezzanine”). HPS Investment Partners, LLC (“HPS”) is the sole and managing member of HPS Mezzanine Management III, LLC, which is the investment manager of each of EES Offshore, Mezzanine Partners and AP Mezzanine. As such, HPS has the shared power to vote and dispose of the Common Units held by EES Offshore, Mezzanine Partners and AP Mezzanine, and as such, may be deemed to indirectly beneficially own the securities held by EES Offshore, Mezzanine Partners and AP Mezzanine.

(2)	Based on 123,941,380 Common Units of the Issuer issued and outstanding as of December 20, 2019 and the date hereof.

13D

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units representing limited partnership interests (the “Common Units”) of Emerge Energy Services LP, a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive office is located at 6500 West Freeway, Suite 800, Fort Worth, TX 76116.

Item 2.	Identity and Background

This Schedule 13D is filed by HPS Investment Partners, LLC, a Delaware limited liability company (“HPS”). HPS is the sole and managing member of HPS Mezzanine Management III, LLC, which is the investment manager of each of EES Offshore II, LLC, a Delaware limited liability company (“EES Offshore”), Mezzanine Partners III, L.P., a Delaware limited partnership (“Mezzanine Partners”) and AP Mezzanine Partners III, L.P., a Delaware limited partnership (“AP Mezzanine” and together with EES Offshore and Mezzanine Partners, the “Funds”). As such, HPS has the power to vote and dispose of the Common Units held by the Funds, and as such, may be deemed to indirectly beneficially own the securities held by the Funds.

The principal business and office address of HPS is 40 West 57th Street, 33rd Floor, New York, New York 10019. Additional information called for by this item with respect to each executive officer and director of HPS is contained in Schedule A attached hereto and is incorporated herein by reference.

HPS is a registered investment adviser under the Investment Advisers Act of 1940 and is principally engaged in the business of investment in securities through various privately offered funds and separate accounts for which it or its subsidiary serves as, direct or indirect, investment manager.

During the last five years, neither HPS nor any the executive officers and directors listed on Schedule A have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On July 15, 2019, the Issuer and certain of its subsidiaries along with its general partner filed voluntary petitions seeking relief under Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware.  On December 18, 2019, the Bankruptcy Court entered an order confirming the Issuer’s Modified Second Amended Joint Plan of Reorganization (as amended, modified or supplemented, the “Plan”).  A copy of the Plan is included as Exhibit 1 hereto and incorporated herein by reference.  On December 20, 2019 (the “Emergence Date”), the conditions to effectiveness of the Plan were satisfied or waived, and the Issuer emerged from Chapter 11.

Pursuant to the Plan, on the Emergence Date, among other things, all of the equity interests of the Issuer that were issued and outstanding immediately prior to the Emergence Date were cancelled, and the Issuer issued Common Units and preferred interests representing limited partner interests in the Issuer (“Preferred Interests”) to the holders of claims under the Issuer’s Prepetition Credit Agreement (as defined in the Plan) in full satisfaction of their allowed prepetition claims and the holders of claims under the Issuer’s Prepetition Notes (as defined in the Plan) in partial satisfaction of their allowed prepetition claims, which in each case included the Funds.  In addition, on the Emergence Date, holders of claims under the Issuer’s Prepetition Notes (as defined in the Plan), including the Funds, received their pro rata share of units representing limited liability company membership interests (“GP Units”) in EES GP, LLC, the new general partner of Issuer (the “General Partner”).

Consequently, on the Emergence Date, the Issuer issued an aggregate of (a) 45,857,098 Common Units to EES Offshore, 19,795,463 Common Units to Mezzanine Partners, and 3,524,024 Common Units to AP Mezzanine and (b) 49,948,679 Preferred Interests to EES Offshore, 21,561,705 Preferred Interests to Mezzanine Partners, and 3,838,453 Preferred Interests to AP Mezzanine.  Furthermore, on the Emergence Date, the General Partner issued an aggregate 55.81% of the GP Units as follows:  45,857,098 GP Units to EES Offshore, 19,795,463 GP Units to Mezzanine Partners, and 3,524,024 GP Units to AP Mezzanine.

Item 4.	Purpose of Transaction

The response of HPS to Item 3 hereof is incorporated herein by reference.  On the Emergence Date, pursuant to the Plan and the Limited Liability Company Agreement of the General Partner dated as of December 20, 2019 (the “GP Agreement”), the following persons affiliated with HPS joined the board of directors of the General Partner:  Don Dimitrievich, Brett Pertuz and Jeffrey Fitts.

The Common Units and other securities of the Issuer issued on the Emergence Date and beneficially owned by HPS were acquired in connection with the Plan.  HPS will continue to assess the business, financial condition, results of operations and prospects of the Issuer, general economic conditions, the securities markets in general and the Common Units and other securities of the Issuer in particular, other developments and other investment opportunities.  Depending on such assessments, HPS may acquire beneficial ownership of additional Common Units or other securities of the Issuer or may sell or otherwise dispose of all or some of the Common Units or other securities of the Issuer beneficially owned by HPS in any matter permitted by law.  As part of its ongoing evaluation, HPS expects that from time to time it will express its views to, or meet with, the Issuer’s management, the General Partner’s board of directors, other partners or members of the Issuer or General Partner, or third parties concerning, among other things, the Issuer’s business, management, capital structure, and strategy.  In connection with such evaluation, HPS may consider any of the matters described in Items 4(a)-(j) of the instructions to Schedule 13D and may formulate a plan or proposal with respect to such matters.

Item 5.	Interest in Securities of the Issuer

(a)-(b)     The responses of HPS to Rows (7) through (13) of the cover page of this Schedule 13D, as of the date hereof are incorporated herein by reference.  To the knowledge of HPS, no person listed on Schedule A beneficially owns any Common Units.

(c)           Except as disclosed in Items 3 and 4 of this Schedule 13D (which are incorporated herein by reference), neither HPS nor, to its knowledge any person listed on Schedule A, effected any transaction in the Common Units in the 60 days prior to the Emergence Date or from the Emergence Date until the date hereof.

(d)           Under certain circumstances, partners, members or managed accounts of HPS or the Funds, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by HPS.  The responses of HPS to Item 2 and Item 5(a) and (b) of this Schedule 13D are incorporated herein by reference.

(e)           Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses of HPS to Items 2, 3 and 4 hereof are incorporated herein by reference.

The Funds hold Preferred Interests and are parties to the Second Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of December 20, 2019 (the “Partnership Agreement”).  A copy of the Partnership Agreement is included as Exhibit 2 hereto and incorporated herein by reference.  Pursuant to the Partnership Agreement, among other things:  (a) holders of the Preferred Interests receive annual distributions of 12% in cash, paid quarterly (except that during the first year after the issuance of the Preferred Interests, such distribution may be paid by the issuance of additional Preferred Interests); (b) the Preferred Interests rank senior to the Common Units with respect to the payment of distributions and distribution of assets upon liquidation, dissolution and winding up; (c) the Preferred Interests have no stated maturity and are not subject to mandatory redemption or any sinking fund and remain outstanding indefinitely unless redeemed by the Issuer; (d) the Preferred Interests may be redeemed by the Issuer at any time on or after December 20, 2024; and (e) the Preferred Interests are not convertible into Common Units and generally have no voting rights.  The description of the Partnership Agreement contained in this Item 6 is qualified in its entirety by reference to the full text of the Partnership Agreement.

The Funds hold GP Units and are members of the General Partner and parties to the GP Agreement.  A copy of the GP Agreement is included as Exhibit 3 hereto and incorporated herein by reference.  In general, the General Partner controls the Issuer.  The description of the GP Agreement contained in this Item 6 is qualified in its entirety by reference to the full text of the GP Agreement.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit No.	Description
1

Modified Second Amended Joint Plan of Reorganization for Emerge Energy Services LP and Its Affiliate Debtors under Chapter 11 of the Bankruptcy Code (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 26, 2019).

2

Second Amended and Restated Agreement of Limited Partnership of Emerge Energy Services LP, dated as of December 20, 2019 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 30, 2019).

3

Limited Liability Company Agreement of EES GP, LLC, dated as of December 20, 2019 (incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 30, 2019).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2020	HPS INVESTMENT PARTNERS, LLC

/s/ Joseph Virgilio
	Name:	Joseph Virgilio
	Title:	Managing Director

SCHEDULE A

HPS Investment Partners, LLC

Pursuant to Instruction C to Schedule 13D, the below information relates to the executive officers and directors of HPS Investment Partners, LLC (“HPS”). Each executive officer or director listed below is a citizen of the United States. Additionally, unless otherwise indicated, none of the below executive officers or directors shares voting or dispositive power over any Common Units of Emerge Energy Services LP, except in their capacity as an executive officer or director of HPS. The executive officers and directors of HPS are as follows.

Name	Present Principal Occupation or Employment	Principal Business Address
Scott Kapnick	Chief Executive Officer of HPS.	40 West 57th Street 33rd Floor, New York, NY 10019

Yoohyun Katherine Choi	General Counsel of HPS.	40 West 57th Street 33rd Floor, New York, NY 10019

Joseph Virgilio	Chief Compliance Officer of HPS.	40 West 57th Street 33rd Floor, New York, NY 10019

Faith Rosenfeld	Chief Administrative Officer of HPS.	40 West 57th Street 33rd Floor, New York, NY 10019

Paul Knollmeyer	Chief Financial Officer of HPS.	40 West 57th Street 33rd Floor, New York, NY 10019

HPS is controlled by Scott Kapnick, Michael Patterson, Scot French, Faith Rosenfeld and Purnima Puri.